Attachment  #1

Response  to  Sub-Item  77M

(a) Calvert Large Cap Growth Fund, a series of Calvert Impact Fund, Inc., was the legal successor in a reorganization, whereby it assumed substantially all of the assets of the Social Responsibility Portfolio, a series of Bridgeway Fund, Inc.; the Reorganization was completed on October 31, 2000; the Calvert Impact Fund, Inc. Board of Directors approved the reorganization on September 22, 2000.